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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                         INTERDEALER QUOTATION SYSTEM

                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE

               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17

                             OR 15d-17 THEREUNDER

                            Cliffs Drilling Company
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                (Exact name of issuer as specified in charter)

              1200 Smith Street, Suite 300, Houston, Texas 77002
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                   (Address of principal executive offices)

Issuer's telephone number, including area code  (713) 651-9426
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                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security:   $2.3125 Convertible Exchangeable Preferred Stock
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                       ("Preferred Stock")
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2. Number of shares outstanding before the change:   1,150,000
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3. Number of shares outstanding after the change:   -0-
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4. Effective date of change:   January 17, 1996
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5. Method of change:  Conversion or Redemption of Preferred Stock

        Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):

              Conversion or Redemption of Preferred Stock
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        Give brief description of transaction:

              Conversion of Preferred Stock
              into Common Stock at the election of the stockholder prior to redemption of preferred stock by the Company on January 17, 1996
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change:  N/A
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2. Name after change:  N/A
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3. Effective date of charter amendment changing name:  N/A
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4. Date of shareholder approval of change, if required:  N/A
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                                            CLIFFS DRILLING COMPANY

Date  January 24, 1996                      /s/  James E. Mitchell, Jr.
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                                                 James E. Mitchell, Jr.
                                                 Secretary